November 24, 2020

Via EDGAR

Division of Corporation Finance Office of Life Sciences Attn: Alan Campbell U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	NTN Buzztime, Inc.
Registration Statement on Form S-4
Filed October 2, 2020
File No. 333-249249

Mr. Campbell:

On behalf of NTN Buzztime, Inc. (the “Company”), this letter is being submitted in response to the letter dated October 30, 2020 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”). For convenience, the text of each comment in the Comment Letter is set out in bold text followed by a response.

On or about the date hereof, the Company filed an amendment to the Registration Statement (“Amendment No. 1”) which incorporates the changes made in response to the Staff’s comments as indicated below.

Questions and Answers, page 1

1.	Please revise the Question and Answer section to highlight the disclosure on page 141 that, contingent and effective upon the closing of the Asset Sale, Mr. Wolff will become the chief executive officer of eGames.com and his employment as NTN’s chief executive officer will terminate.

Response: The requested change has been made in response to the Staff’s comment. See page 1 of Amendment No. 1.

2.	Please revise the Questions and Answers section to discuss and clarify, as applicable, how the Board’s “expedient” and “best interests” determination concerning the Asset Sale differs from the “fair to, and advisable” determination that the Board made concerning the Merger Agreement. Also, revise to highlight the disclosure on page 106 that NTN did not request or receive a fairness opinion from a financial advisor regarding the consideration to be received by NTN in the Asset Sale due to NTN’s limited resources.

Response: The requested change has been made in response to the Staff’s comment. See page 4 of Amendment No. 1.

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The Companies Involved in the Merger, page 7

3.	We note your disclosure highlighting that Brooklyn’s product candidate IRX-2 has received fast track and orphan drug designations. Please revise the Summary, where appropriate, to explain that there is no guarantee that the FDA will review IRX-2 or Brooklyn’s other product candidates on an expedited timeline and that such designations are not a guarantee of eventual FDA approval.

Response: The requested language is included in Amendment No. 1 in the places where it is appropriate, including on pages 39, 171, and 187 of Amendment No. 1

Overview of the Merger Agreement

Merger Consideration, page 10

4.	We note that the merger consideration is impacted by the status of several financial metrics at the time of closing. Accordingly, please revise and continue to update the prospectus to disclose the current and/or anticipated status of these metrics.

Response: The requested change has been made in response to the Staff’s comment. See page 11 of Amendment No. 1. Any future prospectus will disclose any change in the anticipated status of these metrics.

Support Agreements, page 12

5.	Please disclose the percentage of outstanding shares of NTN’s common stock that are covered by the support agreements among NTN, Brooklyn and NTN’s officers and directors. Please also disclose the percentage of Class A membership interests in Brooklyn that are covered by the support agreements among NTN, Brooklyn and certain beneficial holders of Brooklyn’s Class A membership interests.

Response: The requested change has been made in response to the Staff’s comment. See page 12 of Amendment No. 1.

Overview of the Asset Purchase Agreement

Consideration, page 13

6.	We note your disclosure that eGames.com will assume the liabilities of NTN specified in the asset purchase agreement. Please update your disclosure here to discuss the liabilities that will remain with NTN and whether those liabilities will become the liabilities of the NTN-Brooklyn combined company following the Merger. In particular, please discuss and quantify the Avidbank loan and the PPP loan and whether those loans will become the liabilities of the combined company.

Response: The requested change has been made in response to the Staff’s comment. See page 13 of Amendment No. 1.

NYSE American Listing, page 15

7.	Please update your disclosure to include a discussion of the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the NYSE American does not approve the listing application of the combined company, but Brooklyn elects to waive this closing condition and proceeds with the merger.

Response: The requested change has been made in response to the Staff’s comment. See page 15 of Amendment No. 1.

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Risk Factors

If the conditions to closing the Merger are not satisfied, the Merger may not occur., page 19

8.	We note your disclosure that one of the conditions to closing the Merger is that, at the closing, Brooklyn have not more than $750,000 in indebtedness for borrowed money. Please revise to disclose how much indebtedness for borrowed money Brooklyn had as of the most recent practicable date.

Response: The requested change has been made in response to the Staff’s comment. See page 19 of Amendment No. 1.

Risks Relating to the Market for NTN Common Stock

Our common stock could be delisted or suspended from trading on the NYSE American if we do not regain compliance..., page 64

9.	Please revise here and on page 125 to clarify whether NYSE American is requiring the submission of an initial listing application and, as applicable, whether there are risks concerning the ability of the combined company to satisfy the applicable listing standards.

Response: The requested change has been made in response to the Staff’s comment. See pages 64 and 124 of Amendment No. 1.

Background of the Asset Sale and the Merger

Historical Background for NTN, page 76

10.	We note your disclosure on page 86 indicating that Mr. Wolff introduced representatives of eGames.com to Armanino on May 30, 2020. Please briefly describe how Mr. Wolff and/or NTN became aware of eGames.com’s interest in NTN’s assets. Revise the Background section to identify the person(s) who communicated and negotiated on behalf of eGames.com. Similarly, and with reference to the September 17 entry, please identify the persons at NTN who negotiated the Asset Sale with eGames.com.

Response: The requested change has been made in response to the Staff’s comment. See pages 86 and 98 of Amendment No. 1.

11.	With reference to the April 20, 2020 entry, please revise the Background section to discuss and explain, as applicable, whether the Board reassessed Mr. Wolff’s role as chair of the strategic committee and/or his role in negotiating with eGames.com subsequent to eGames.com’s July 17 solicitation to have Mr. Wolff join eGames.com’s management team.

Response: The Company respectfully directs the Staff to the disclosure in the July 1, 2020 entry in the Background section, the relevant portion of which is pasted below (emphasis added), in which it is disclosed that Mr. Wolff resigned from the strategic committee on July 1 in light of the fact that Company H indicated it was interested in employing Mr. Wolff after the closing of the potential asset sale transaction, and that Mr. Simtob was appointed as chair of the committee. In light of this disclosure, the Company respectfully submits that no revisions to the Background section are necessary in response to this comment.

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“On July 1, 2020, the strategic committee held a telephonic special meeting with Mr. Gottlieb, Ms. Gurrola, a representative of Breakwater and representatives of Armanino to discuss, among other matters, the membership of the committee in light of the fact that Company H indicated it was interested in employing Mr. Wolff after the closing of the potential asset sale transaction. At this time, Mr. Wolff voluntarily resigned from the committee, effective immediately, and the committee appointed Mr. Simtob as the chair of the committee.”

Historical Background for Brooklyn, page 99

12.	We note your disclosure that Brooklyn has been seeking to become a publicly traded entity through a reverse merger since the spring of 2019. Please revise your disclosure to briefly describe why Brooklyn elected to pursue public listing through a reverse merger as opposed to an initial public offering or other method.

Response: The requested change has been made in response to the Staff’s comment. See page 99 of Amendment No. 1.

Opinion of NTN Financial Advisor

Comparable Public Company Analysis, page 112

13.	We note your disclosure that as part of its comparable public company analysis, Newbridge chose companies that had lead drug candidates which had progressed past Phase II of U.S. FDA trials. We further note your disclosure that Brooklyn’s lead product candidate is currently being evaluated in a Phase 2b clinical trial. Please revise your disclosure to explain why Newbridge selected this characteristic despite the fact that it does not appear to apply to Brooklyn.

Response: The requested change has been made in response to the Staff’s comment. See page 113 of Amendment No. 1.

Brooklyn Business

Overview, page 169

14.	Please revise the Brooklyn Business section to discuss the following:

●	The general development of Brooklyn’s business over the past 5 years, including that of its predecessor, IRX Therapeutics.

●	Brooklyn’s intellectual property including (i) Brooklyn’s patents and the products and/or technologies to which they relate, (ii) whether such patents are owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates and (v) the jurisdictions where Brooklyn owns or licenses patents.

●	Legal proceedings involving Brooklyn, including, as applicable, the litigation with USF discussed on page F-74.

Response: The requested changes have been made in response to the Staff’s comment. See pages 174 to 180 of Amendment No. 1.

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15.	We note your description of the June 10, 2020 letter published in the Journal of Medical Virology. Please revise to clarify what person or entity sent the letter and what ICU was used for the evaluation. Please also clarify if there have been any more recent developments in this area.

Response: The referenced letter (the “Letter”) was sent by Wen Luo, Jia-Wen Zhang, Wei Zhang, Yuan-Long Lin, and Qi Wang and was supported by grants from the State Key Laboratory of Veterinary Biotechnology, Harbin Veterinary Research Institute. The Letter did not specify what ICU was used for the evaluation, but rather stated that all patients referenced were admitted to an ICU. To Brooklyn’s information and belief, there have been no more recent developments in the area. Clarifying disclosure on this topic is included in Amendment No. 1. Please see pages 24 and 169.

16.	We note your disclosure that in a prior clinical trial of IRX-2, a correlation was shown between immune marker activation and disease-free survival in head and neck cancer. Please add disclosure to the Brooklyn Business section to discuss prior clinical trials conducted to evaluate IRX-2. In your discussions of each of these prior clinical trials, please include:

●	The number of patients enrolled in the trial;

●	The endpoints of the trial and whether or not the trial achieved those endpoints;

●	Whether or not the data from the trial was found to be statistically significant (including the P-value);

●	Serious adverse events and adverse events that occurred during the trial including whether or not the SAE or AE was linked to IRX-2, the nature of the SAE or AE and the number of patients in the trial that experienced it; and

●	Whether the results of the trial were sufficient to advance IRX-2 to a subsequent clinical trial for the indication being evaluated.

Response: The requested disclosure is included in Amendment No. 1, beginning on page 174.

17.	We note your discussion on page F-59 concerning Brooklyn’s licensing agreement with USF. Please describe the material terms of this license agreement in the Business section and file the agreement as an exhibit to the registration statement.

Response: The requested disclosure is included in Amendment No. 1. Please see page 177. In addition, the license agreement with USF and amendments thereto have been filed as exhibits 10.19(a), (b), and (c) to Amendment No. 1. Other material agreements regarding Brooklyn have also been filed as exhibits to Amendment No. 1.

Strategy, page 171

18.	We note your disclosure here referencing your plans to “accelerate” your clinical program and to “accelerated clinical development timelines.” Please revise this disclosure and similar disclosure throughout the registration statement to remove any implication that you will be successful in developing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response: The requested change has been made in response to the Staff’s comment. Please see page 171 of Amendment No. 1.

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19.	We note your statement that you believe that your assets will be deemed to be truly unique and represent potential breakthroughs in cancer treatment. Please revise your disclosure to clarify what assets you are referring to beyond your IRX-2 product candidate. Please also revise to clarify that there can be no guarantee that a regulatory agency will grant you a breakthrough designation.

Response: The requested revisions have been made in response to the Staff’s comment on page 171 of Amendment No 1. The language was revised to clarify that (i) it is referring to IRX-2 and any other products that Brooklyn may acquire or in-license, and (ii) that there can be no guarantee that a regulatory agency will grant Brooklyn breakthrough designation for any indication.

IRX-2 Technology, page 172

20.	We note your statement that data collected to date suggest that IRX-2 reduces immune suppression. Please revise your disclosure to present this data, or provide a cross-reference to where this data is presented in the registration statement.

Response: This information is in included in Amendment No. 1 in the disclosure regarding prior trial results, referenced in Comment 16 above.

The INSPIRE Study, page 174

21.	We note your statement that IRX-2 demonstrated an acceptable “safety” profile and your statement on page 175 that IRX-2 was concluded to be safe. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that IRX-2 was well-tolerated, if accurate. Please revise these statements and any other similar statements in your document.

Response: The requested revisions have been made in response to the Staff’s comment. Specifically, reference to safety have been replaced with statements that IRX-2 was well tolerated.

Brief Descriptions of Investigator Sponsored Studies (Planned or In-Progress), page 175

22.	We note your discussion of your ongoing clinical trials of IRX-2 in various indications, both as a monotherapy and as a combination therapy. Please update your discussion of each of these trials to include:

●	The current status of the trial, including the number of patients enrolled (if the study has not yet begun, please clarify whether there is an IND);

●	The primary and secondary endpoints of the trial;

●	The date on which the trial commenced;

●	Whether any SAEs or AEs have occurred that are linked to treatment (and the nature and amount of any such SAEs or AEs); and

●	When trial data is scheduled to become available.

Response: To the extent available, this information is included in Amendment No. 1 in tabular form, on pages 174 through 176.

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23.	We note your description of the BR-101 Phase 1 clinical trial. In addition to providing the information requested by the comment above, please revise your description to briefly discuss the meaning of the preliminary findings of the trial cited in your document and whether each of the findings referenced in the description were statistically significant. You may use a chart or graph to present the data from the trial. Please also revise your disclosure to indicate that Phase 1 trials are designed to evaluate the safety of the product being tested, rather than efficacy.

Response: The requested revisions have been made in response to the Staff’s comment on page 175 of Amendment No. 1.

Brooklyn Management’s Discussion and Analysis of Financial Conditions and Results of Operations Critical Accounting Policies and Estimates, page 187

24.	The critical accounting policies and estimates appear to be a repetition of accounting policies included in Note 3 of your financial statements. Please revise to provide more robust disclosures of your critical accounting policies and estimates to reflect the methods and assumptions used and estimates made related to critical accounting items, including but not limited to, goodwill and accruals for clinical trial expenses. Refer to Section V of SEC Release No. 33-8350.

Response: The requested revision has been made in response to the Staff’s comment on page 190 of Amendment No. 1.

Results of Operations Research and Development Expenses, page 189

25.	As indicated in FRC 501.01, MD&A is intended to give an investor an opportunity to view a registrant through the eyes of its management. Given the significance of your research and development costs, please consider including disaggregated disclosure of the nature of expenses incurred for each period.

Response: Brooklyn believes that its disclosure in MD&A is sufficient. However, as requested, more color has been added on page 192 of Amendment No. 1 to the disclosure of research and development costs in order to further assist investors in understanding Brooklyn’s research and development expenses.

Brooklyn Management’s Discussion and Analysis of Financial Conditions and Results of Operations Royalties on Product Sales, page 191

26.	Please describe the material terms of each of Brooklyn’s royalty and license agreements. Please also file the agreements as exhibits to the registration statement or explain to us why they are not required to be filed. The description of each agreement should include (i) the royalty rate, or a range no greater than 10 percentage points per tier; (ii) when the royalty provisions expire and (iii) any termination provisions.

Response: The material terms of each of Brooklyn’s royalty and license agreements are included in Amendment No. 1 on page 177. These agreements are also filed as Exhibits 10.19 through 10.22 of Amendment No. 1.

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Brooklyn Management’s Discussion and Analysis of Financial Conditions and Results of Operations Paycheck Protection Program Loan, page 212

27.	We note your disclosure that certain amounts of the PPP Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. Please revise your disclosure to discuss how NTN used the amounts it received through the PPP and whether those uses are considered qualifying expenses.

Response: The requested change has been made in response to the Staff’s comment on page 215 of Amendment No. 1.

NTN Buzztime, Inc. Financial Statements Note 11. Shareholders’ Equity Cumulative Convertible Preferred Stock, page F-23

28.	You disclose that the conversion rate is subject to adjustment. Please revise to disclose the adjusting mechanism for the conversion rate. Please refer to ASC 505-10-50-6.

Response: The requested change has been made in response to the Staff’s comment. Please see page 201 of Amendment No. 1.

Brooklyn ImmunoTherapeutics LLC Financial Statements Note 4. Business Combination, page F-57

29.	You disclose that Brooklyn ImmunoTherapeutics LLC was formed for the purpose of consummating a business combination with IRX Therapeutics, Inc., that Brooklyn had no operations prior to the business combination, and that the acquisition was effected by the issuance of equity interests. Please explain to us why you accounted for this transaction as a business combination under ASC 805 rather than a reverse recapitalization. Please refer to ASC 805-10-55-15 and provide us your analysis of how you applied the guidance in paragraphs ASC 805-10-55-10 through 55-14 to determine whether a change in control occurred.

Response: Under ASC 805, Brooklyn’s acquisition of substantially all of the assets of IRX Therapeutics (“IRX”) was a business combination in which Brooklyn was the acquiror. Analysis of the applicable provisions of ASC 805 supports this accounting treatment, as follows:

●	Under ASC 805, a business combination occurs when an entity obtains control of a business through a purchase of net assets. IRX met the definition of a business, since it was a development stage entity performing research and development to create a drug in clinical trials at the time of the acquisition with a plan to ultimately produce revenues from the sale of the drug.

●	Prior to the business combination, Brooklyn’s investors had committed to invest more than $23 million into Brooklyn to fund its going forward activities following the business combination, about $9 million of which was contributed in 2018 and the balance of which was contributed in 2019 and in the first six months of 2020. Brooklyn also assumed all of the ordinary course liabilities of IRX and certain other enumerated liabilities as part of the business combination, aggregating approximately $6.4 million. Brooklyn was substantially capitalized and had the funding required to allow it to continue the development of its drug candidate. These funds would not have been available to IRX to continue its business without the business combination taking place as structured.

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●	The business combination at issue was clearly not a reverse recapitalization, since the business combination resulted in a fundamentally different type of entity, management and equity sharing arrangement than existed in IRX. An example of a reverse acquisition is the merger between Brooklyn and NTN. The acquisition of IRX by Brooklyn is entirely different than the type of transaction that generally would be considered a reverse acquisition. This becomes even clearer based on the analysis described below.

●	Brooklyn was formed to acquire the assets of IRX and to fund future development of its drug candidate. While Brooklyn was organized by two individuals who were investors and were on the Board of Directors of IRX, these two directors did not control IRX, nor did they constitute a majority of IRX’s board of directors. The transaction was also approved by a majority of IRX’s investors, many of whom were not investors in Brooklyn. Further, Brooklyn was a completely different entity with a completely different capital structure, management, and equity sharing arrangement. While Brooklyn’s investors included some former IRX stockholders and debtholders (none of whom controlled IRX) it also included a significant number of outside investors who had not previously invested in IRX. As described above, the Brooklyn investors committed to fund $23 million to continue the development of the drug candidate, but only if the new entity with the new structure was in place. Following the guidance in ASC 805-10-55-10 through 55-14, the following are the reasons why Brooklyn is the acquirer and a change in control occurred:

○	Following the business combination, the Board of Managers of Brooklyn (consisting of the two investors referenced above) had unilateral control of the enterprise. As described below, the former IRX stockholders had no management rights.

○	Brooklyn’s investors provided cash and other committed funding to further the development of the drug candidate going forward.

○	Brooklyn investors had total control of the enterprise following the acquisition transaction. The investors in Brooklyn had the largest share equity value following the acquisition, in that the Class A Units of Brooklyn had the right to receive all of the future value of the business up to $100 million in value and a large share of the value above that level. By contrast, the Class B Units and Class C Units of Brooklyn received by IRX as consideration for the purchase of the assets (which were distributed to the noteholders and stockholders of IRX when IRX was liquidated at the end of December 2018) only share in a small, contingent portion of the value of the going forward enterprise above $100 million. Further, only the beneficial holders of the Class A Units of Brooklyn have any rights under Brooklyn’s limited liability company agreement (preemptive rights and the right to approve certain fundamental transactions), while the Class B Units and the Class C Units that were issued to IRX as consideration for the business combination are non-voting and have no other rights.

●	The acquiror in the Business Combination was clearly Brooklyn. Brooklyn brought funding to the business going forward, acquired enumerated assets and took on enumerated liabilities as of the date of the business combination (November 6, 2018). The assets acquired by Brooklyn from IRX were hard assets and liabilities with the following values:

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Assets

Cash	$250,296
Restricted cash	86,000
Prepaid expenses and other current assets	19,998
Security deposits and other assets	379,331
Laboratory equipment	69,597
In process research and development(1)	6,860,000

Liabilities Assumed
Accounts payable and accrued expenses	$4,528,969
Loans payable	410,000
Loans payable, related parties	1,500,000
$6,438,969

(1) Value determined by third party valuation expert as of the date of the business combination.

The liabilities assumed included all of IRX’s ordinary course liabilities from the operation of its business as of the date of the business combination.

●	The consideration paid by Brooklyn to IRX for the assets consisted of (i) the Class B Units and Class C Units of Brooklyn (valued at $2.4 million by a third party valuation expert as of the date of the business combination), and (ii) Brooklyn’s agreement to take on the contingent royalty obligation due to certain former IRX lenders (contingent consideration valued at $870,000 by a third party valuation expert as of the date of the business combination). Further, as noted above, Brooklyn assumed all of IRX’s ordinary course liabilities. The aggregate consideration paid by Brooklyn to acquire the assets was $3,270,000.

●	The net assets acquired by Brooklyn (net of liabilities assumed) were $1,226,253. Since Brooklyn paid $3,270,000 for the assets of IRX, the excess value of the consideration transferred over the fair value of the identifiable assets acquired is goodwill under ASC 805-30. (see response to question 30 below for more discussion on the goodwill on Brooklyn’s balance sheet).

30.	Please revise to provide a qualitative description of the factors that make up the goodwill recognized in this business combination in accordance with ASC 805-30-50- 1(a).

Response: As described above, the net assets acquired by Brooklyn (net of liabilities assumed) were $1,226,253. Since Brooklyn paid $3,270,000 for the assets of IRX, the excess value of the consideration transferred over the fair value of the identifiable assets acquired is goodwill under ASC 805-30.

Goodwill arising from the business combination mainly consisted of the assets acquired by Brooklyn subject to the liabilities assumed from IRX. The goodwill represents the excess consideration paid over the fair value of the asset acquired and liabilities, and Brooklyn paid a premium to gain control of the assists and the potential future upside of those assets.

Brooklyn’s goodwill is not deductible for tax purposes. Further, Brooklyn’s goodwill and intangible assets are subject to a test for impairment on an annual basis (or on a quarterly basis as appropriate).

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31.	You disclose that the aggregate consideration consisted of $2,400,000 equal to the fair value of Brooklyn membership units issued to the former shareholders and debt holders of IRX. We note the disclosure of the valuation methodology on page F-62. Please explain to us how you concluded that the equity interests issued represent a more clearly evident and reliable fair value measurement. Refer to ASC 805-30-30-2.

Response: Under ASC 805-30-30-2, the value of the consideration paid is a more readily and reliable measurable value as of the date of the business combination, as the value of the equity of IRX is no longer relevant to the going forward business.

The entities involved in the business combination were different types of entities (limited liability company compared to a corporation) and had completely different equity structures. IRX’s equity was substantially under water, and although IRX was insolvent at the time of the business combination, the effect of the transaction was a very significant gain to IRX on the cancellation of its indebtedness as a result of the business combination.

On the other hand, the Class B Units and Class C Units of Brooklyn (the consideration paid to IRX in connection with the asset acquisition) could be valued at the time of the acquisition based on reasonable valuation methodologies, and were valued by a third party valuation expert as of the date of the business combination.

32.	With respect to the contingent consideration relating to your royalty obligation, and noting your disclosure on page F-72 that the fair value is a Level 3 measurement, please include the disclosures required by ASC 805-30-50-1(c)(2) - (c)(3) and ASC 820-10-50-2(bbb).

Response: The requested changes have been made in Note 5 of the Brooklyn’s condensed financial statements at September 30, 2020 and for the 9 months then ended, starting on page F-72 of Amendment No. 1.

General

33.	We note that the Asset Sale appears to represent a sale of substantially all of your assets. Given Mr. Wolff’s prospective position with the buyer of the assets, please file a Schedule 13e-3 or advise us why this is not a Rule 13e-3 transaction.

Response: The Company respectfully submits to the Staff that Schedule 13E-3 is inapplicable to the Asset Sale because eGames.com is not an affiliate of the Company and Mr. Wolff is not an affiliate of eGames.com.

Background

In June 2018, the Company’s board of directors formed the strategic committee and delegated to it the power and authority to, among other things, (i) negotiate with any party with respect to the terms and conditions of any potential strategic transaction and (ii) recommend any such transaction to the board of directors for consideration and approval.

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As part of a robust auction process that lasted over 25 months, the Asset Sale transaction was negotiated arms-length between eGames.com and the strategic committee, from which Mr. Wolff resigned on July 1, 2020, when Company H, another potential buyer of the Company’s assets, indicated on June 26, 2020 that it was interested in employing Mr. Wolff after the closing of a potential asset sale transaction.

Mr. Wolff’s interactions with eGames.com prior to his resignation from the strategic committee were limited to (i) introducing eGames.com on May 30, 2020 to Armanino LLP, the Company’s financial advisor in connection with the asset sale process, as one of multiple bidders for the Company’s assets, and (ii) participating in a due diligence call with eGames.com on June 8, 2020. No negotiations regarding the terms of the Asset Sale or any potential employment of Mr. Wolff with eGames.com occurred during these conversations.

From July 1, 2020 until September 13, 2020, the strategic committee narrowed the bidders in the auction process for the Company’s assets to Company H and eGames.com, with Company H considered by the strategic committee to be the leading bidder for the Company’s assets.

In its non-binding indication of interest submitted on June 26, 2020, Company H required as part of its offer that Mr. Wolff agree to be employed by Company H following the closing of the proposed asset sale. Mr. Wolff had conversations beginning on July 27, 2020 with Company H to discuss the terms of his potential employment. Similarly, on July 17, 2020, eGames.com communicated to Mr. Wolff that it intended for him to join the management team of eGames.com following the closing of the asset sale transaction, if eGames.com became the winning purchaser. Later, eGames.com made it a precondition to signing the Asset Purchase Agreement that Mr. Wolff agree to serve as the chief executive officer of eGames.com following the closing of the Asset Sale.

In light of the demands from both Company H and eGames.com and the importance of the sale of the Company’s assets in the broader context of the Merger, including keeping the Company liquid through the closing of the Merger (i.e., with proceeds from the bridge loan contemplated by each potential asset sale transaction), Mr. Wolff was willing to consider serving as the chief executive officer of each of Company H and eGames.com following an asset sale. Thereafter, Mr. Wolff independently negotiated an employment arrangement with each of Company H and eGames.com.

Beginning on September 13, 2020, due to unresolved internal issues at Company H and related delays (which were jeopardizing the timing of the Merger, the closing of which was the top priority for the strategic committee, and putting pressure on the Company’s limited cash resources), the strategic committee determined to prioritize negotiations with eGames.com over Company H because there was greater certainty of closing and eGames.com was willing to extend a larger bridge loan ($1,000,000 vs. $500,000). The Company and eGames.com signed the Asset Purchase Agreement on September 18, 2020.

The discussions regarding Mr. Wolff’s employment arrangements with Company H and eGames.com were separate and distinct from the negotiations between the strategic committee, on the one hand, and representatives of Company H and eGames.com, on the other hand, regarding the terms of the potential asset sale transactions. Mr. Wolff was not a representative of Company H or eGames.com in these negotiations. Further, such employment discussions had no influence or impact on the strategic committee’s decision to pick one bidder over the other.

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Analysis

Rule 13e-3 applies to transactions involving the issuer and an affiliate of the issuer. eGames.com is not an affiliate of the Company because eGames.com does not (i) hold any of the Company’s equity securities, (ii) have any representation on the Company’s board of directors (or the right to appoint any representatives to the Company’s board of directors), (iii) have any other relationship that is indicative of control of, or common control with, the Company or (iv) have any relationship with the Company that pre-dated negotiations for the Asset Sale, except that Mr. Aram Fuchs, the owner of eGames.com, had from time to time previously held small, non-controlling stock positions in the Company; most recently, Mr. Fuchs had accumulated 48,007 shares of common stock throughout 2018 (representing between 1-2% of outstanding shares), all of which were sold in September 2019.

In the Rule 13e-3 adopting release (34-16075, August 2, 1979), the Commission indicated it “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement.”

In reaching its conclusion that Rule 13e-3 does not apply to the Asset Sale, the Company also analyzed Compliance and Disclosure Interpretation (“C&DI”) 201.05, which reiterates the above position in the Rule 13e-3 adopting release, but also discusses circumstances where management affiliates might be deemed to be engaged in a transaction and may incur a Schedule 13E-3 filing obligation even where, as here, such management affiliates did not have the authority to negotiate a transaction on behalf of the issuer. According to C&DI 201.05, the analysis depends on whether the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.

The Company further considered C&DI 201.01, which provides that “[f]actors considered to determine whether…a requirement exists [for the issuer’s management to file a Schedule 13E] include: increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.”

With respect to the Asset Sale and Mr. Wolff’s post-closing arrangements with eGames.com:

● Mr. Wolff will not serve on the board of directors (or similar governing body) of eGames.com immediately after the Asset Sale and there is no arrangement in place for Mr. Wolff to serve on such board (or similar governing body) in the future. eGames.com will be managed by a single manager, Aram Fuchs (the “eGames.com Manager”). Mr. Wolff also will have no consent, approval, veto, blocking or similar rights under the eGames.com operating agreement.

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● Although Mr. Wolff will be involved in corporate affairs and the management of operations of eGames.com after the Asset Sale, he will be subject to the direction of, and serve at the pleasure of, the eGames.com Manager.

● Mr. Wolff will have no voting rights through equity ownership interest in eGames.com as of the closing of the Asset Sale. Mr. Wolff will receive a non-voting “profits interest” in eGames.com as of the closing of the Asset Sale, which profits interest will be subject to vesting based on the achievement of certain milestones. This non-voting profits interest will represent 10% of the “profits” of the entity, but due to its lack of a capital account compared to the other equity interest in eGames.com, will represent substantially less than 10% of the equity value of eGames.com. Under Revenue Procedures 93-27 and 2001-43, upon the grant of this profits interest, the capital account of the other equity owner will “book up” to the fair market value of eGames.com as of the date of grant, with Mr. Wolff having a zero capital account. While this profit interest may potentially convert into a voting equity interest upon full achievement of certain milestones, there is no assurance that such milestones will be achieved or that such interest would continue to represent 10% of the profits or equity interest upon such conversion. Even if this interest did still represent 10% of the profits or equity interest at the time of full vesting, it still would represent less than 10% of the equity value due to the disproportionately larger capital account of the other equity holder of eGames.com, Aram Fuchs, who currently holds all other voting equity of eGames.com and would retain full control of eGames.com even if Mr. Wolff were to eventually obtain a voting interest representing 10% of eGames.com.

● The terms of Mr. Wolff’s employment with eGames.com will not be materially more favorable than those he has with the Company. In fact, some material employment terms are less favorable for Mr. Wolff, including a reduction in his base salary from $325,000 to $265,000 per year and, instead of a target incentive bonus amount equal to a percentage of his salary, as is the case under the terms of his employment with the Company, his bonus opportunity with eGames.com is an unspecified amount to be determined by the eGames.com Manager in his sole discretion.

Based on the foregoing, Mr. Wolff will not have any “control” over eGames.com after the Asset Sale, aside from his position as part of the senior management of eGames.com, which in and of itself should not cause Mr. Wolff to be considered an affiliate of eGames.com under the guidance set forth in C&DI 201.05, C&DI 201.01 and the Rule 13e-3 adopting release. Accordingly, the Company respectfully submits to the Staff that Rule 13e-3 is not applicable to the Asset Sale and no Schedule 13E-3 is required to be filed.

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If you have any further comments or questions relating to the foregoing, please do not hesitate to contact the undersigned at (760) 438-7400 or Sandra.gurrola@buzztime.com, or Edwin Astudillo of Breakwater Law Group, LLP at (858) 227-6661 or edwin@breakwaterlawgroup.com.

Sincerely,

/s/ Sandra M. Gurrola
Sandra M. Gurrola
Sr. Vice President of Finance
NTN Buzztime, Inc.